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                                   FORM 8-B

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                 FILED PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             CoreComm Incorporated
             (Exact name of registrant as specified in its charter)

     Delaware                               13-3927257
(State of incorporation)                    (I.R.S. Employer
                                            Identification No.)

           110 East 59th Street, 26th Floor, New York, New York 10022
                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class      Name of each exchange on
to be so registered      which each class is to be registered

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share (and associated rights)

Item 1.  General Information

     (a) CoreComm Incorporated (the "Company") was organized on January 16, 1997 as a corporation under the laws of the State of Delaware.

     (b)  The Company's fiscal year ends on the 31st day of December.

Item 2.  Transaction of Succession

     (a) The Company's predecessor, Cellular Communications of Puerto Rico, Inc., a Delaware corporation ("CCPR"), had securities registered pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act"). As a result of the consummation of the Merger (as defined below), CCPR terminated such registration with respect to its common stock, $0.01 par value ("CCPR Common Stock").

     (b) On January 31, 1997, the Agreement and Plan of Merger was filed by the Company with the Secretary of State of the State of Delaware (the "Effective Date"). Pursuant to the Agreement and Plan of Merger, shareholders of CCPR became shareholders of the Company upon the completion of a merger of a wholly-owned subsidiary of the Company with and into CCPR (the "Merger"). In accordance with the terms of the Merger, each
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share of CCPR Common Stock then outstanding was exchanged on a share-for-share basis for a share of the Company Common Stock (as defined below) without any action on the part of the holder thereof. As the Merger was consummated in accordance with (S)251(g) of the General Corporation Law of the State of Delaware, no approval of the holders of CCPR Common Stock was necessary to approve the Merger. All outstanding stock options to acquire CCPR Common Stock were converted into stock options to acquire an equivalent number of shares of Company Common Stock on identical terms and conditions; and each existing CCPR preferred stock purchase right was converted into an identical preferred stock purchase right of the Company on identical terms and conditions. As of the Effective Date, CCPR became a wholly-owned subsidiary (as defined in Rule 12b-2 promulgated under the Act) of the Company, and the Company replaced CCPR as the publicly held corporation.

Item 3.  Securities to be Registered

     The number of shares of Company Common Stock presently authorized is 30,000,000, of which 13,073,648 shares were issued and outstanding immediately following the effective time of the Merger and 378,000 additional shares were held in treasury.

Item 4.  Description of Registrant's Securities to be Registered

     The title of the equity securities to be registered is the Company's common stock, par value $0.01 (the "Company Common Stock"). The Company Common Stock is subject to the express terms of its preferred stock, of which 2,500,000 shares are authorized, but none are outstanding. Each share of Company Common Stock also represents a right, exercisable under certain circumstances, to acquire shares of Series A Junior Participating Preferred Stock in connection with the Rights Agreement, dated as of January 24, 1992 and amended as of January 31, 1997, between CCPR and the Continental Stock Transfer & Trust Company. The holders of Company Common Stock have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the board of directors of the Company, and are entitled to share ratably in all of the assets of the Company available for distribution to holders of Company Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Company Common Stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions in the Company's Restated Certificate of Incorporation. The outstanding shares of Company Common Stock are fully paid and nonassessable. Holders of the Company Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of the shareholders. The Company's Restated Certificate of Incorporation does not provide for cumulative voting by shareholders.

Item 5.  Financial Statement and Exhibits

     (a)  Financial Statements

     No financial statements are required to be filed herewith because the consolidated capital structure and balance sheet of the Company immediately after consummation of the Merger will be substantially the same as that of CCPR immediately prior to consummation of the Merger.

     (b)  Exhibits

2.1* The Agreement and Plan of Merger, dated January 31, 1997, by and among
     CCPR, the Company and CoreCom Sub Inc.

3.1* Company's Restated Certificate of Incorporation.

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3.2*   Company's Bylaws.

4.1.1  Company's Rights Agreement. Incorporated herein by reference to Exhibit
       4.2 to the Company's annual report on Form 10-K for the year ended December 31, 1995, File Number 0-19869. (Incorporated by reference to
       Exhibit 4.1, 1991 Form 10-K, File Number 0-19869)

4.1.2* Company's Amendment No. 1 to the Rights Agreement.

10.1.1 Company's 1992 Stock Option Plan. Incorporated herein by reference to
       Exhibit 10.5 to the Company's annual report on Form 10-K for the year ended December 31, 1995, File Number 0-19869. (Incorporated by reference to Exhibit 10.6, 1993 Form 10-K, File Number 0-19869)

10.1.2 Company's Employee Stock Purchase Plan. Incorporated herein by reference to the Company's Proxy Statement on Schedule 14A dated April 29, 1996.


10.1.3 Company's Non-Employee Director Stock Option Plan. Incorporated herein by reference to Exhibit 10.6 to the Company's annual report on Form 10-K for the year ended December 31, 1995, File Number 0-19869. (Incorporated by reference to Exhibit 10.7, 1993 Form 10-K, File Number 0-19869)

10.2* Tax Sharing Agreement among the Company, CCPR and CCPR Services, Inc., dated January 31, 1997.

10.3* Administrative Services Agreement between the Company and CCPR, dated January 31, 1997.

11*    Statement re: computation of per share earnings.

21*    Subsidiaries of the Company.
____________
*      Filed herewith.

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Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Company has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            CORECOMM INCORPORATED

                            By:     /s/ Richard J. Lubasch

                            Name:   Richard J. Lubasch
                            Title:  Senior Vice President-General Counsel
                                    and Secretary

Dated:  February 12, 1997

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